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                                                  SEC FILE NUMBER
                                                  CUSIP NUMBER
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [x] Form 10-K  [] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
[ ]  Form N-SAR

For Period Ended: _June 30, 2002_____________________
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________


================================================================================
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HERIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------
 PART I -- REGISTRANT INFORMATION


   Nutrition 21, Inc.
--------------------------------------------------------------------------------
 Full Name of Registrant


--------------------------------------------------------------------------------
 Former Name if Applicable


  4 Manhattanville Road - Suite 202
--------------------------------------------------------------------------------
 Address of Principal Executive Office (Street and Number)


   Purchase, NY 10577
--------------------------------------------------------------------------------
 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed
[X] on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

      For financial statement purposes, the Company is reviewing the tax treatment over several years of an acquisition that was completed in 1997. The Company expects that this tax review will not have a material adverse effect on the Company's revenues and operating results for the year ended June 30,2002.
                        (ATTACH EXTRA SHEETS IF NEEDED)

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


  Alan J Kirschbaum                   914             701-4500
--------------------------------   -----------     -----------------------------
    (Name)                        (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No


--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X ] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenues of $14.7 million for the year ended June 30, 2002 compared to $23.2 million for the year ended June 30, 2001. The decline in revenues is primarily due to softness in retail sales of vitamin and mineral supplements, industry consolidation, and a shortfall in sales of nutrition bars and related dietary supplement products.

Reference is made to the tax review mentioned above which is not expected to have a material adverse effect on the Company's revenues and operating results for the year ended June 30, 2002. Subject to the tax review, for the year ended June 30, 2002,the Company expects to report a net loss of approximately $6.0 million compared to net income of $1.1 million for the year ended June 30, 2001. The results for the year ended June 30, 2002 include a non-cash $7.1 million charge for goodwill impairment.


--------------------------------------------------------------------------------


                   Nutrition 21, Inc.
          ----------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 30, 2002              By  /s/ Alan J Kirschbaum
                       -------------   -----------------------------------------
                                        Senior Vice President, Finance and
                                        Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (or other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
================================================================================
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
================================================================================

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934. 2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files. 3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202of Regulation S-T ((Section)232.201 or (Section)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((Section) 232.13(b) of this Chapter).